SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

HANGMAN PRODUCTIONS, INC.

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

41043Y 20 7

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.

NAMES OF REPORTING PERSONS: SMITH CORPORATE SERVICES, INC.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):  27-1915343 .

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [   ]

         (b)  [X]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:  PF 1,579,500 shares acquired from James P. Doolin, the former

President, members of his family and Shane E. Thueson, the former Vice President $0.01 per share on April 12, 2009.

OO 4,162,478 shares acquired pursuant to Consulting Agreement dated August 26, 2009, upon the closing of the Merger.

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

         None; not applicable.

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

         United States.

 NUMBER OF SHARES

7. SOLE VOTING POWER: 5,741,978.

 BENEFICIALLY OWNED

8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON

9. SOLE DISPOSITIVE POWER: 5,741,978.

                                     10. SHARED DISPOSITIVE POWER: None.

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,741,978.

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%.

14.

TYPE OF REPORTING PERSON.

CO.

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Hangman Productions, Inc., a Utah corporation (the “Company”); 912 West Baxter Drive, Suite 200, South Jordan, Utah  84095.

Item 2.  Identify and Background.

(a)

Name of Persons Filing.  This Schedule 13D is being filed for Smith Corporate Services, Inc.

(b)

Address: 455 East 500 South, Suite 201, Salt Lake City, UT  84111.

(c)

Principal Occupation:  Consulting.

(d)

During the last five years, neither Smith Corporate Services, Inc. nor its members have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the last five years, neither Smith Corporate Services, Inc. or its members have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which hat person would have been subject to any judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)

United States.

Item 3.  Source and Amount of Funds or Other Consideration

On April 12, 2009, Smith Corporate Services, Inc., paid $15,795 in cash from its operating account to acquire 1,579,500 shares of the Company’s common stock pursuant to certain share purchase agreements dated as of April 12, 2010; and on April 12, 2009, pursuant to the Agreement and Plan of Merger, Smith Corporate Services, Inc. acquired 4,162,478 shares upon closing of the Merger under its August 26, 2009, consulting agreement with the Company’s predecessor.

Item 4.  Purpose of Transaction.

Smith Corporate Services, Inc. does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D; however, all of such shares were acquired on the closing of an Agreement and Plan of Merger involving the Company.  See the Company’s 8-K Current Report dated April 12, 2010.

Item 5.  Interest in Securities of the Issuer.

(a)

Amount Beneficially Owned.  As of the date hereof, Smith Corporate Services, Inc., owns 5,741,978 Shares (approximately 9.5%) of the Company’s common stock.

(b)

Number of shares as to which such person has:

Sole power to vote or to direct vote: 5,741,978 shares.

Shared power to vote or to direct the vote: 0.

Sole power to dispose or to direct the disposition of: 5,741,978.

Shared power to dispose or to direct the disposition of: 0.

(c)

None.

(d)

None; not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  4/21/2010

/s/  Karl Smith________________

By:  Karl Smith, President

Smith Corporate Services, Inc.